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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 April 27, 2006

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By: /s/ Mark Laurie
    Name Mark Laurie
    Title: Company Secretary

Date: 27 April 2006

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POSTAL ADDRESS:
PO Box 789
Port Moresby NCD 121
Papua New Guinea                                                          [LOGO]
TELEPHONE: +675 321 7711
FACSIMILE: +675 321 4705                        INCORPORATED IN PAPUA NEW GUINEA
                                                ARBN 069 803 998

                                                SITE ADDRESS:
                                                Lihir Island
                                                New Ireland Province
                                                Papua New Guinea
                                                TELEPHONE: +675 986 4014
                                                FACSIMILE: +675 986 4018

24 April 2006

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre, Level 6
20 Bridge Street
Sydney NSW 1215

Dear Sirs

RESULTS OF VOTING AT 2006 ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2, I confirm that the resolutions put to shareholders at the company's annual general meeting held in Port Moresby today, were each passed by votes taken on a show of hands. The resolutions related to the following matters:

- Re-election of Mr Bruce Brook as a director.

- Re-election of Dr Ross Garnaut as a director.

- Re-election of Mr John O'Reilly as a director.

- Re-appointment of PricewaterhouseCoopers as auditors.

- Approval of the Lihir Senior Executive Share Plan.

- Award of share rights to the Managing Director under the Lihir Senior Executive Share Plan.

- Increase to the aggregate fee limit for non-executive directors.

I also attach a document disclosing proxy votes lodged in relation to each of these resolutions.

Yours faithfully

/s/ Mark Laurie
MARK LAURIE
COMPANY SECRETARY

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                               LIHIR GOLD LIMITED

                                ARBN 069 803 998

                     ANNUAL GENERAL MEETING - 24 APRIL 2006

                            DISCLOSURE OF PROXY VOTES

The following information is provided to Australian Stock Exchange Limited in relation to resolutions passed by members of Lihir Gold Limited at its annual general meeting held on 24 April 2006:

                                              2. RE-ELECTION OF MR     3. RE-ELECTION      4. RE-ELECTION OF   5. RE-APPOINTMENT OF
                                                BRUCE BROOK AS A    OF DR ROSS GARNAUT AS   MR JOHN O'REILLY  PRICEWATERHOUSECOOPERS
           RESOLUTION                               DIRECTOR             A DIRECTOR          AS A DIRECTOR          AS AUDITOR
--------------------------------------------  --------------------  ---------------------  -----------------  ----------------------
TOTAL NUMBER OF PROXY VOTES EXERCISABLE              713, 660, 243        713, 660, 243       713, 660, 243          713, 660, 243
BY PROXIES VALIDLY APPOINTED

TOTAL NUMBER OF PROXY VOTES IN RESPECT
OF WHICH THE APPOINTMENTS SPECIFIED THAT:

 - THE PROXY IS TO VOTE FOR THE RESOLUTION           709, 464, 552        704, 774, 173       703, 712, 620          693 ,073, 495
 - THE PROXY IS TO VOTE AGAINST THE
    RESOLUTION                                            244, 001          4, 960, 050         6, 001, 380           16, 619, 237
 - THE PROXY IS TO ABSTAIN ON THE RESOLUTION              330, 410             316, 410            320, 510               329, 463
 - THE PROXY MAY VOTE AT THE PROXY'S
    DISCRETION                                         3, 621, 280          3, 609, 610         3, 625, 733            3, 638, 048

                                           6. APPROVAL OF THE     7. AWARD OF SHARE RIGHTS TO THE   8. INCREASE TO THE AGGREGATE
                                             LIHIR SENIOR         MANAGING DIRECTOR UNDER THE LIHIR  FEE LIMIT FOR NON-EXECUTIVE
            RESOLUTION                       EXECUTIVE SHARE PLAN   SENIOR EXECUTIVE SHARE PLAN              DIRECTORS
------------------------------------------ ---------------------- --------------------------------- ----------------------------
TOTAL NUMBER OF PROXY VOTES EXERCISABLE             713, 660, 243                     713, 660, 243                712, 172, 097
BY PROXIES VALIDLY APPOINTED

TOTAL NUMBER OF PROXY VOTES IN RESPECT
OF WHICH THE APPOINTMENTS SPECIFIED THAT:

 - THE PROXY IS TO VOTE FOR THE RESOLUTION          375, 564, 930                     367, 310, 540                697, 580, 643
 - THE PROXY IS TO VOTE AGAINST THE
    RESOLUTION                                      323, 560, 472                     331, 851, 725                  8, 300, 090
 - THE PROXY IS TO ABSTAIN ON THE
    RESOLUTION                                       10, 838, 674                      10, 835, 132                  4, 105, 060
 - THE PROXY MAY VOTE AT THE PROXY'S
    DISCRETION                                        3, 696, 167                       3, 662, 846                  2, 186, 304


Company Secretary
Lihir Gold Limited
24 April 2006

/s/ Mark Laurie
Mark Laurie
Note: Each of the above resolutions was decided by show of hands. No poll was demanded on any of the resolutions.